Registration No.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
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                               CELGENE CORPORATION
             (Exact name of Registrant as specified in its charter)
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     DELAWARE                               8731                 22-2711928
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                  7 Powder Horn Drive, Warren, New Jersey 07059
                                 (732) 271-1001
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
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                                 JOHN W. JACKSON
                Chairman of the Board and Chief Executive Officer
                               Celgene Corporation
                  7 Powder Horn Drive, Warren, New Jersey 07059
                                 (732) 271-1001
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
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                          Copies of Communications to:
                             Robert A. Cantone, Esq.
                               Proskauer Rose LLP
                  1585 Broadway, New York, New York 10036-8299
                                 (212) 969-3000
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          Approximate  date of commencement  of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                            Proposed Maximum     Proposed Maximum        Amount of
Title of each class of        Amount to be   Offering Price          Aggregate         registration
Securities To Be Registered   registered      Per Share (1)        Offering Price         fee

Common Stock,                1,707,850 shares   $66.5625         $113,678,765.63       $30,011.19
par value $.01 per share

1. Based on the average high and low trading price on the Nasdaq National Market on December 23, 1999. Estimated pursuant to Rule 457 under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
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The Registrant hereby amends this  registration  statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                               CELGENE CORPORATION

                                1,707,850 SHARES

                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)


These shares of common stock are being sold by the selling stockholders listed beginning on page 11. Celgene Corporation ("Celgene" or the "Company") will not receive any proceeds from the sale of these shares.

Celgene's common stock is traded on the Nasdaq National Market under the symbol "CELG." The last reported sale price on December 27, 1999 was $67.875 per share.

The common stock may be sold in transactions in the Nasdaq National Market at market prices then prevailing, in negotiated transactions or otherwise. See "Plan of Distribution."

                            -------------------------

                     This offering involves material risks.
                     See "Risk Factors" beginning on page 4.

                           --------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           --------------------------


                   The date of this Prospectus is December 28, 1999.

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information, including the consolidated financial statements and the notes to the financial statements and other information, incorporated by reference into this prospectus.

                                   THE COMPANY

     We are an independent biopharmaceutical company that develops and commercializes pharmaceutical products for human beings, focusing largely on the immunology/oncology market and agrochemicals for crops. The initial therapeutic focus of our immunology/oncology program is the development of: (i) small molecule pharmaceuticals that have the potential to selectively regulate Tumor Necrosis Factor ("TNF"), a protein whose overproduction has been linked to many chronic inflammatory and immunological diseases and (ii) the development of anti-angiogenic pharmaceuticals that can inhibit the growth of new blood vessels in a growing tumor, making them potentially valuable anti-cancer agents. Our lead pharmaceutical is THALOMID(R), our formulation of thalidomide, which is a down-regulator of TNF and an anti- angiogenic agent.

     On July 16, 1998, we received approval from the U.S. Food and Drug Administration (the "FDA") for THALOMID for the treatment of erythema nodosum leprosum ("ENL"), an inflammatory complication of leprosy. We are in clinical development of THALOMID with the objective of submitting additional New Drug Applications ("NDAs") to allow us to market THALOMID for the treatment of certain cancers and conditions in patients with Acquired Immune Deficiency Syndrome ("AIDS").

     Working with the FDA, we have developed a comprehensive education program and distribution system, the "System for Thalidomide Education and Prescribing Safety," or the S.T.E.P.S.(TM) program, which is designed to support the safe and appropriate use of thalidomide because of the drug's capacity to cause birth defects. This program has been made a part of the THALOMID label. We are also developing novel and proprietary thalidomide analogues, called IMiDs(TM)
(Immunomodulatory Drugs), as well as a class of proprietary immunotherapeutic pharmaceutical compounds called SelCIDs(TM) ("Selective Cytokine Inhibitory Drugs"). These two classes of compounds are orally administered small molecules that suppress excess TNF production, have anti-angiogenic properties and are intended to treat chronic inflammatory diseases, cancer and other disorders.

     Our chiral technology is based on biocatalysis, which involves the identification and manipulation of enzymes to perform specialized chemical reactions, such as the production of chirally pure compounds. Chirality refers to the property of many chemical compounds to exist in two or more different conformations that are mirror images of each other. While one conformation may have beneficial effects, the other may be inactive or produce undesirable effects. Chirally pure compounds contain only one of these conformations, and thus may have attributes superior to those of the racemic mixture.

     We are developing chirally pure versions of commercialized pharmaceuticals to develop products having greater efficacy and fewer side effects than the existing racemic versions. Our main product is a chirally pure version of dl-methylphenidate (currently marketed under the trade name Ritalin(R)) for the treatment of Attention Deficit Hyperactivity Disorder ("ADHD"). We completed a Phase III efficacy pivotal trial program in the third quarter of 1999 in which our chirally pure version demonstrated statistically significant efficacy versus placebo and longer duration of action relative to the racemic version. A long term safety trial is expected to be completed during the first quarter of 2000. We previously completed a Phase I/II trial and announced that our chirally pure version had demonstrated statistically significant efficacy versus the placebo and preliminary indications of longer duration of action relative to the racemic version.

     We are working to produce an array of novel, highly potent, selective, safe, orally administered drugs that have the potential to regulate the overproduction of TNF, as well as inhibiting angiogenesis. Overproduction of TNF has been implicated in symptoms associated with certain chronic inflammatory diseases. Chronic inflammatory and immunological diseases collectively afflict millions of patients, and for the most part are inadequately treated with existing therapies. We are developing two new classes of compounds, IMiDs and SelCIDs, which have been demonstrated in in vitro tests using human cells to be significantly more active than thalidomide in suppressing TNF production and, in preclinical tests, have not demonstrated teratogenicity. Initially, the IMiDs and the SelCIDs are targeted for use in treating inflammatory bowel disease, rheumatoid arthritis and oncological applications. Our first SelCID was found to be well tolerated in two Phase I clinical trials in the United Kingdom, and is in a pilot study in the United States to assess its potential for treating Crohn's disease. The IMiDs have entered a Phase Ia clinical program to assess safety and tolerability. The United States Patent and Trademark Office ("U.S. PTO") has issued composition of matter patents to us relating to certain of these novel IMiDs and SelCIDs.

     Through our Celgro(TM) subsidiary, we are also applying our chiral technology to the production of chirally pure agrochemicals, in which the Company's biocatalytic process can add significant value by substantially lowering manufacturing costs and reducing environmental impact. Celgro has entered into agreements with two leading agrochemical companies to develop cost-effective processes for the production of chirally pure versions of certain products currently produced by those firms. Each agreement provides that the customer will fund a research and development program conducted by us relating to the customer's product, make milestone payments to us if certain benchmarks are achieved and pay us a royalty if the program leads to commercial sales.

     We have established a sales and marketing organization to commercialize THALOMID and employ approximately 60 persons in this capacity. We intend to develop and market our own pharmaceuticals for indications with smaller patient populations. We anticipate partnering with larger pharmaceutical companies with respect to drugs for indications with larger patient populations. We may create partnerships with companies for the development and commercialization of our chirally pure pharmaceuticals and agrochemical products. We expect that these arrangements typically will include milestone payments, reimbursement of research and development expenses and royalty arrangements.

     We were incorporated in Delaware in 1986. Our principal executive offices are located at 7 Powder Horn Drive, Warren, New Jersey 07059, and our telephone and fax numbers are (732) 271-1001 and (732) 805-3931, respectively.

                                  RISK FACTORS


We are dependent on product development and commercialization for continued growth and development.

     Many of our products and processes are in the early or mid-stages of development and will require the commitment of substantial resources, extensive research, development, preclinical testing, clinical trials, manufacturing scale-up, and regulatory approval prior to being ready for sale. We have not yet sold any of our products other than THALOMID. All of the pharmaceutical products under development will require further development, clinical testing, and regulatory approvals, and there can be no assurance that commercially viable products will result from these efforts. If any of our products, if and when developed and approved, cannot be successfully commercialized, our operating results could be materially adversely affected.

     The pharmaceutical industry is subject to extensive government regulation and there is no assurance of regulatory approval.

     The preclinical development, clinical trials, manufacturing, marketing, and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. There can be no assurance that we will be able to obtain the necessary approvals required to market our products in any of these markets. The testing, marketing, and manufacturing of our products will require regulatory approval, including approval from the FDA, and, in certain cases, from the U.S. Environmental Protection Agency (the "EPA"), or governmental authorities outside of the United States that perform roles similar to those of the FDA and EPA. It is not possible to predict how long the approval processes for any of our products will take or whether any such approvals ultimately will be granted. Positive results in preclinical testing and/or early phases of clinical studies are no assurance of success in later phases of the approval process. Risks associated with this process include:

     o In general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying
          interpretation   that  could  delay,   limit,  or  prevent  regulatory
          approval.

     o Delays or rejections may be encountered during any stage of the regulatory approval process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, the regulatory agency's requirements for safety, efficacy, and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first. Further, those requirements may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations.

     o Clinical trials may also be delayed due to unanticipated side effects, the inability to locate, recruit and qualify sufficient numbers of patients, lack of funding, the inability to locate or recruit scientists, the redesign of clinical trial programs, the inability to manufacture or acquire sufficient quantities of the particular product candidate or any other components required for clinical trials, changes in focus of the Company's or our collaborative partner's development focus, and the disclosure of trial results by competitors.

     o The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed.

     o Approved drugs and agrochemicals, as well as their manufacturers, are subject to on-going review, and discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Delays in obtaining, or the failure to obtain and maintain, necessary approvals from the FDA, EPA, or other regulatory agencies for our proprietary products, would have a material adverse effect on our business, financial condition, and results of operations.

There is no assurance of market acceptance of our products.

     There can be no assurance that those of our products which receive regulatory approval, including THALOMID, or for which no regulatory approval is required, will achieve market acceptance. A number of factors render the degree of market acceptance of our products uncertain, including the extent to which we can demonstrate such products' efficacy, safety, and advantages over competing products, as well as the reimbursement policies of third party payors, such as government and private insurance plans. In addition, there can be no assurance that our Celgro subsidiary will be able to negotiate a new licensing agreement with any agrochemical manufacturer on terms acceptable to us, or at all, or to reach the commercialization stage of the existing agreements. Failure of our products to achieve market acceptance would have a material adverse effect on our business, financial condition, and results of operations.

We are subject to product liability risk and may not be able to obtain insurance.

     We may be subject to product liability or other claims based on allegations that the use of our technology or products has resulted in adverse effects, whether by participants in our clinical trials or by patients. Thalidomide, when used by pregnant women, has resulted in serious birth defects. Therefore, necessary and strict precautions must be taken by physicians prescribing the drug to women with childbearing potential, and there can be no assurance that such precautions will be observed in all cases or, if observed, will be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. Although we have product liability insurance in force that we believe is appropriate, there can be no assurance that we will be able to obtain additional coverage as required, or that such coverage will be adequate to protect us in the event claims are asserted against us. Our obligation to defend against or pay any product liability claim may have a material adverse effect on our business, financial condition, and results of operations.

     We may not be able to obtain patent coverage or otherwise protect our proprietary technology.

     Our success will depend, in part, on our ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties when necessary, and conduct our business without infringing the proprietary rights of others. The patent positions of pharmaceutical and biotechnology firms, including us, can be uncertain and involve complex legal and factual questions. In addition, the coverage sought in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage, or will be circumvented by others. We rely upon unpatented proprietary and trade secret technology that we try to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. There can be no assurance that these agreements provide meaningful protection or that they will not be breached, that we would have adequate remedies for any such breach, or that our trade secrets, proprietary know-how, and technological advances will not otherwise become known to others. In addition, there can be no assurance that, despite precautions taken by us, others have not and will not obtain access to our proprietary technology.

We have a history of operating losses, an accumulated deficit and will likely need to seek additional funding.

     We have sustained losses in each year since our incorporation in 1986. We sustained a net loss of approximately $25.1 and $25.4 million for the years ended December 31, 1998 and 1997, respectively, and $18.9 million for the nine months ended September 30, 1999 and had an accumulated deficit of approximately $144.6 million at December 31, 1998 and $163.5 million at September 30, 1999. We expect to make substantial expenditures to further develop our immunotherapeutic and chiral products, and, based on these expenditures, it is probable that losses will continue for at least the next 9 months. We are currently utilizing our cash resources at a rate of approximately $1.5 million per month. We expect that our rate of spending generally will remain high as the result of increased clinical trial costs and expenses associated with the regulatory approval process and commercialization of products now in development. In order to assure funding for our future operations, we will likely seek additional capital resources. There can be no assurance, assuming we successfully raise additional funds or enter into a business alliance, that we will achieve profitability or positive cash flow. The cash and marketable securities position at September 30, 1999 was approximately $18.6 million.

The  pharmaceutical   industry  is  highly  competitive  and  subject  to  rapid technological change.

     The pharmaceutical and agrochemical businesses in which we operate are highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major chemical and pharmaceutical companies, as well as specialized biotechnology firms in the United States and in other countries. Most of these companies have considerably greater financial, technical, and marketing resources than we have. We also experience competition from universities and other research institutions and, in some instances, we compete with others in acquiring technology from such sources. The pharmaceutical and agrochemical industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop products or processes with significant advantages over those that we are seeking to develop. Any such development could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on one supplier for the raw material and encapsulation of THALOMID.

     We obtain all of our bulk drug material for THALOMID from a single source. In addition, we currently rely on a single manufacturer to encapsulate THALOMID. Because the FDA requires that all suppliers of pharmaceutical bulk material and all manufacturers of pharmaceuticals for sale in the United States achieve and maintain compliance with the FDA's current Good Manufacturing Practice regulations and guidelines ("GMP"), if the operations of the sole supplier or the sole encapsulator were to become unavailable for any reason, the required FDA review of the operations of a new supplier or new encapsulator could cause a delay in the manufacture of THALOMID. Such a delay could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on collaborations and licenses with third parties.

     Our ability to fully commercialize our proprietary products, if developed, may depend to some extent upon our ability to enter into joint ventures or other arrangements with established pharmaceutical companies with the requisite experience and financial and other resources to obtain regulatory approval, and to manufacture and market such products. Accordingly, our success will depend, in part, upon the subsequent success of such third parties in performing preclinical testing and clinical trials, obtaining the requisite regulatory approvals, scaling up manufacturing, successfully commercializing the licensed product candidates and otherwise performing their obligations. There can be no assurance that we will be able to enter into acceptable collaborative and licensing arrangements on acceptable terms, if at all, that such arrangements will be successful, that the parties with which we may establish arrangements will perform their obligations, or that potential collaborators will not compete with us by seeking alternative means of developing therapeutics for the diseases targeted by us. There can be no assurance that our existing or future arrangements will lead to the development of product candidates or compounds with commercial potential, that we will be able to obtain or maintain proprietary rights or licenses for the proprietary rights with respect to any technology or product candidates or compounds developed in connection with these arrangements, or that we will be able to ensure the confidentiality of any proprietary rights and information developed in such arrangements or prevent the public disclosure thereof.

We have no manufacturing capabilities.

     The  manufacture  of  large  quantities  of  pharmaceuticals  is a  complex process, and all pharmaceutical manufacturing facilities must comply with applicable regulations of the FDA. We currently have no experience in, or our own facilities for, manufacturing any products on a commercial scale. We currently obtain bulk drug material for THALOMID from a third-party and utilize another manufacturer to produce dosage form THALOMID. We intend to utilize outside manufacturers if and when needed to produce our other products on a commercial scale. There can be no assurance that such manufacturers will meet our requirements for quality, quantity, or timeliness, or that these manufacturers will achieve and maintain compliance with all applicable regulations.

We have limited marketing capabilities.

     We have a sales and marketing organization to commercialize THALOMID, and with respect to certain other products, we may seek a corporate partner to provide such services. Any delay in developing these resources may have a material adverse impact on potential sales. We have contracted with a specialty distributor to distribute THALOMID. Failure of such specialty distributor to properly and continuously perform its obligations under such agreement could have a material adverse effect on our business.

Product pricing is uncertain and we are dependent on third-party reimbursement.

     Sales of our pharmaceutical products will depend, in part, on the extent to which the costs of such products will be paid by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers, and other third party payors. These health care management organizations and third party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority, and the prices of pharmaceutical and biotechnology drugs have been targeted in this effort. There can be no assurance that our products will be considered cost effective by payors, that reimbursement will be available or, if available, that the level of reimbursement will be sufficient to allow us to sell our products on a profitable basis.

We are dependent on key personnel for our continued growth and development.

     Our success will depend, in large part, on our ability to continue to attract and retain highly skilled scientific and management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such persons. The loss of our executive officers or scientific personnel, or our failure to attract and retain other highly skilled personnel would have a material adverse effect on our business, financial condition, and results of operations. We do not maintain key man life insurance coverage on the lives of any of our officers or key employees.

Environmental and safety hazards are a risk.

     We use certain hazardous materials in our research and development activities. While we believe we are currently in substantial compliance with the federal, state, and local laws and regulations governing such use, there can be no assurance that accidental injury or contamination will not occur. Any such accident or contamination could result in substantial liabilities, which could exceed our resources. Additionally, there can be no assurance that the cost of compliance with environmental and safety laws and regulations will not be greater than currently expected.

The number of shares of common stock eligible for future sale could adversely affect the market price of our common stock.

     Future sales of substantial amounts of common stock could adversely affect the prevailing market price of our common stock. As of December 15, 1999, there were outstanding stock options for approximately 2,409,691 shares of common stock, of which approximately 1,081,048 were currently exercisable, and warrants either outstanding or issuable upon demand that are exercisable for 557,444 shares of common stock. In addition, the 9.25% convertible note issued on September 16, 1998 can be converted to 795,455 shares of common stock, the 9% convertible notes issued on January 20, 1999 can be converted in the aggregate to 833,400 shares of common stock and the 9% convertible notes issued on July 6, 1999 can be converted in the aggregate into 789,450 shares of common stock. All shares of common stock referred to in this paragraph would be freely tradable upon issuance.

We may experience fluctuations in our quarterly operating results.

     We have historically experienced, and expect to continue for the foreseeable future to experience, significant fluctuations in our quarterly operating results. This fluctuation is due to a number of factors, many of which are outside our control, including the timing of receipt of certain research and development payments. Future operating results will depend on many factors, including demand for our products, regulatory approvals, the timing of the introduction and market acceptance of new products by us or competing companies, our ability to control costs and our ability to attract and retain highly qualified scientific and management personnel. Such quarterly fluctuations in operating results may result in volatility of our stock price.

Our stock price has experienced substantial volatility.

     There has been significant volatility in the market prices for publicly traded shares of biopharmaceuticals companies, including ours. There can be no assurance that the price of our common stock will remain at or exceed current levels. Factors such as announcements of technical or product developments by us or our competitors, market conditions for specialty pharmaceutical stocks in general, governmental regulation, healthcare legislation, public announcements regarding medical advances in the treatment of the disease states that we are targeting, or patent or proprietary rights developments may have a significant adverse impact on the market price of our common stock.

Our shareholder rights plan and certain charter and by-law provisions may dissuade a potential acquiror.

     Our board of directors has adopted a shareholder rights plan (the "Rights Plan"), the purpose of which is to protect stockholders against unsolicited attempts to acquire control of us that do not offer a fair price to all of our stockholders. The Rights Plan is not intended to prevent, and should not prevent, an offer to acquire Celgene at a price and on terms that are in the best interests of all stockholders, or a negotiated transaction to sell Celgene for a purchase price determined by our board of directors to be in our stockholders' best interests, nor should it have a material adverse effect on the ability of a person or group to obtain representation on or control of the board of directors through a proxy contest. Nonetheless, the Rights Plan may have the effect of dissuading a potential acquirer from making an offer for all the outstanding shares of Common Stock at a price that represents a premium to the then current trading price.

     Moreover, our board of directors has the authority to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges, and preferences of those shares. Such issuance could adversely affect the holders of common stock, and could discourage a third party from acquiring a majority of our outstanding voting stock.

     Additionally, our board of directors has adopted certain amendments to our by-laws intended to strengthen the board's position in the event of a hostile takeover attempt. The by-law provisions provide:

     o Only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as directors of Celgene, except as may be otherwise provided in the by-laws.

     o Only business brought before the annual meeting by the board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders.

     o Only the chairman of the board, if any, the chief executive officer, the president, the secretary, or a majority of the board of directors may call special meetings of our stockholders.

     o    A  procedure  for the board of  directors  is  established  to fix the
          record  date  whenever   stockholder  action  by  written  consent  is
          undertaken.

     o A vote of holders of two-thirds of the outstanding shares of Common Stock is required to amend certain by-law provisions.

Furthermore, Celgene is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

We have not paid and do not intend to pay dividends on our common stock.

     We have never declared or paid cash dividends on our common stock, and do not anticipate doing so in the foreseeable future.

The failure of governmental agencies and our vendors and customers to be Year 2000 compliant could cause a material disruption in our business.

     Beginning in the Year 2000, the date fields coded in some software products and computer systems will need to accept four digit entries in order to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues.

     Our Chief Information Officer, in conjunction with outside consultants has assessed our systems with regard to Year 2000 compliance and the implementation for Year 2000 compliant systems is completed. All hardware and software applications are Year 2000 compliant. We have spent less than $1.0 million on the systems upgrades. We use outside vendors to produce, encapsulate, package, process orders, invoice and maintain accounts receivable records for THALOMID. We have received certifications from such vendors that the systems utilized are or will be Year 2000 compliant before the end of 1999. Based on current plans and efforts to date, we expect that there will be no material adverse effect on operations. There can be no assurance, however, that all problems will be foreseen and corrected, that Year 2000 problems at the Company's vendors, customers, and at governmental agencies will not adversely affect us, or that no material disruption of our business will occur as a result of Year 2000 problems. Accordingly, we have developed contingency plans to address the possible occurrence of Year 2000 problems.

     The statements contained in the foregoing Year 2000 readiness disclosure are subject to certain protection under the Year 2000 Information and Readiness Disclosure Act.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the sale by the selling stockholders of 1,707,850 shares of common stock in this offering. Except as otherwise noted, each person named below has an address in care of our principal executive offices.

     Except for Dr. Gilla Kaplan, who is currently serving as a Director, none of the selling stockholders has held any position or office or had a material relationship with Celgene or any of its affiliates within the past three years other than as a result of the ownership of Celgene's common stock and other than as holder of the 9% convertible notes due January 20, 2004 and June 30, 2004. The address of John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, Hancock Mezzanine Partners L.P., Signature 1A (Caymon), Ltd. and Signature 3 Limited is 200 Clarendon Street, Boston, Massachusetts 02117. The address of each other of the Selling Stockholders is c/o Celgene Corporation, 7 Powder Horn Drive, Warren, New Jersey 07059.

                                     Shares                                Shares
                                  Beneficially               Number of   Beneficially
                                   Owned Prior                 Shares     Owned After
       Selling Stockholder         to Offering      %(1)      Offered      Offering         %(1)
John Hancock Mutual Life           777,199          45.       777,199        0               *
Insurance Company(2)                                 5
John Hancock Variable Life          26,901           1.6       26,901        0               *
Insurance Company(3)
Signature 1A (Cayman), Ltd.         27,780           1.6       27,780        0               *
(Nominee: Barrett & Co.)(4)
Signature 3 Limited                111,120           6.5      111,120        0               *
(Nominee: Hare & Co.)(5)
Hancock Mezzanine Partners (6)     679,850          39.8      679,850        0               *
Rockefeller University (7)          26,666           1.6       26,666        0               *
Dr. Gilla Kaplan (8)                 5,333            *         5,333        0               *
Dr. Elizabeth Sampaio (9)            2,667            *         2,667        0               *
Dr. Stephen J. Oliver (10)           2,667            *         2,667        0               *
Dr. Patrick A.J. Haslett (11)        2,667            *         2,667        0               *
Celgene Corporation 401(k)          45,000           2.6       45,000        0               *
Plan(12)

--------------------
*    Represents less than 1% of the outstanding shares of common stock.

(1) Applicable percentages of ownership are based on 17,583,116 shares of common stock outstanding on December 22, 1999 adjusted as required by the rules promulgated by the Securities and Exchange Commission (SEC). This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 35G (if any) filed with the SEC. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the percentage ownership of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.

(2) Represents 777,199 shares of common stock issuable upon conversion of Celgene Convertible Notes due January 20, 2004 and June 30, 2004.

(3) Represents 26,901 shares of common stock issuable upon conversion of Celgene Convertible Notes due January 20, 2004 and June 30, 2004.

(4) Represents 27,780 shares of common stock issuable upon conversion of Celgene Convertible Notes due January 20, 2004.

(5) Represents 111,120 shares of common stock issuable upon conversion of Celgene Convertible Notes due January 20, 2004.

(6) Represents 679,850 shares of common stock issuable upon conversion of Celgene Convertible Notes due January 20, 2004 and June 30, 2004.

(7) Represents shares issuable upon exercise of option to purchase 26,666 shares of Celgene common stock.

(8) Represents shares issuable upon exercise of option to purchase 5,333 shares of Celgene common stock.

(9) Represents shares issuable upon exercise of option to purchase 2,667 shares of Celgene common stock.

(10) Represents shares issuable upon exercise of option to purchase 2,667 shares of Celgene common stock.

(11) Represents shares issuable upon exercise of option to purchase 2,667 shares of Celgene common stock.

(12) Represents 45,000 shares of Celgene common stock granted by Celgene to the Celgene Corporation 401(k) Plan (the "Plan") for sale from time-to-time by the trustees of the Plan on behalf of certain employees of Celgene whose participation in the Plan has terminated.


                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders, including in one or more of the following transactions:

     o   on the Nasdaq National Market;

     o   in transactions other than the Nasdaq National Market;

     o   in connection with short sales;

     o   by pledge to secure debts and other obligations;

     o    in connection with the writing of options, in hedge transactions,  and
          in   settlement   of   other    transactions    in   standardized   or
          over-the-counter options;

     o    in a combination of any of the above transactions; or

     o pursuant to Rule 144, assuming the availability of an exemption from registration.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices.

     Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling stockholders, or will receive commissions from the purchasers for whom they acted as agents.

     The sale of common stock by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with Celgene, including certain restrictions contained in a registration rights agreement between Celgene and the selling stockholders. There can be no assurance that the selling stockholders will sell all or any of the common stock.

     Celgene has agreed to keep this  prospectus  effective until the earlier of
(i) June 30, 2001, the second anniversary of the date on which the 9% convertible notes were initially issued (ii) the date on which all of the shares of common stock registered hereby have been sold and (iii) the date on which all of the shares of common stock registered hereby may be immediately sold without registration or other legal restriction. Celgene intends to deregister any of the common stock not sold by the selling stockholders immediately after the latest date it is required to keep this prospectus effective for any of the selling stockholders.

     Celgene   and  the   selling   stockholders   have   agreed  to   customary
indemnification obligations with respect to the sale of the common stock by use of this prospectus.

                                  LEGAL MATTERS

     Proskauer Rose LLP, New York, NY has passed on the validity of the shares.

                                     EXPERTS

     The consolidated financial statements of Celgene Corporation and subsidiary as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Celgene files reports with the SEC on a regular basis that contain financial information and results of operations. You may read or copy any document that Celgene files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. Celgene's SEC filings are also available at the SEC's web site at http://www.sec.gov.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     1. Annual Report on Form 10K for the fiscal year ended December 31, 1998, as amended by an Amendment on Form 10-K/A and an Amendment on Form 10-K/A-2.

     2.   Quarterly  Report on Form 10-Q for the fiscal  quarter ended March 31,
          1999.

     3.   Quarterly  Report on Form 10-Q for the fiscal  quarter  ended June 30,
          1999.

     4. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

     5. The description of the common stock set forth in the registration statement on Form 8-A, File No. 0-16132, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at the following address:

         Celgene Corporation
         7 Powder Horn Drive
         Warren, NJ 07059
         (732) 271-1001

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     An estimate (other than the SEC registration fee) of the fees and expenses of issuance and distribution (other than discounts and commissions) of the Common Stock offered hereby (all of which will be paid by the Company) is as follows:


     SEC registration fee...................................  $30,011.19
     NASDAQ National Market listing fee.....................   17,500.00

     Legal fees and expenses................................   10,000.00
     Accounting fees and expenses...........................    5,000.00
     Miscellaneous expenses.................................     ----

         Total.........................................      $ 62,511.19


Item 15.          Indemnification of Directors and Officers.

     The General Corporation Law of the State of Delaware ("DGCL") permits Celgene and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of Celgene or in an action by stockholders of Celgene.

     The Certificate of Incorporation of Celgene (the "Charter") eliminates the liability of directors to stockholders or Celgene for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Charter also authorizes Celgene to indemnify its directors, officers, incorporators, employees, and agents with respect to certain costs, expenses, and amounts incurred in connection with an action, suit, or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee, or agent of Celgene. In addition, the Charter permits Celgene to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL. Celgene has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, Celgene has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this Registration Statement.

     Celgene maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of Celgene for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16.  Exhibits.

The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

(a)  Exhibits

Exhibit
Number    Description
------   -------------
5.1--  Opinion of Proskauer Rose LLP.

23.1-- Consent of KPMG LLP.

23.2-- Consent of Proskauer Rose LLP (incorporated by reference to Exhibit 5.1).

24.1-- Power of Attorney (included in Signature Page).


Item 17.  Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration
     Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints John W. Jackson, Sol J. Barer and Robert
J. Hugin, and each of them, its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Warren, State of New Jersey on December 28, 1999.

                                           CELGENE CORPORATION


                                           By:      /s/ John W. Jackson
                                                    ---------------------
                                                    John W. Jackson
                                                    Chairman of the Board
                                                    and Chief Executive Officer


Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities indicated:



Signature                             Title                         Date
---------                             -----                         ----
/s/ John W. Jackson              Chairman of the             December 28, 1999
--------------------------       Board and Chief
John W. Jackson                  Executive Officer
                                 (Principal Executive
                                 Officer)

/s/ Sol J. Barer, Ph.D.          Director                    December 28, 1999
--------------------------
Sol J. Barer, Ph.D.

/s/ Robert Hugin                 Chief Financial Officer     December 28, 1999
--------------------------       (Principal Accounting and
Robert J. Hugin                  Financial Officer)

/s/ Jack L. Bowman               Director                    December 28, 1999
--------------------------
Jack L. Bowman

                                 Director                    December 28, 1999
--------------------------
Frank T. Cary

/s/ Gilla Kaplan, Ph.D.          Director                    December 28, 1999
--------------------------
Gilla Kaplan, Ph.D.
                                 Director                    December 28, 1999

--------------------------
Arthur Hull Hayes, Jr., M.D.
                                 Director                    December 28, 1999


--------------------------
Richard C.E. Morgan
                                 Director                    December 28, 1999
/s/ Walter L. Robb, Ph.D.
--------------------------
Walter L. Robb, Ph.D.
                                 Director                    December 28, 1999
--------------------------
Lee J. Schroeder

                                INDEX TO EXHIBITS


5.1  -- Opinion of Proskauer Rose LLP.

23.1 -- Consent of KPMG LLP.

23.2 -- Consent of Proskauer Rose LLP (incorporated by reference to Exhibit 5.1)

24.1 -- Power of Attorney (included in Signature Page).


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

EXHIBIT 5.1


                                                              December 28, 1999



Celgene Corporation
7 Powder Horn Drive
Warren, New Jersey  07059

Dear Sirs:

     We are acting as counsel to Celgene Corporation, a Delaware corporation (the "Company"), in connection with the registration statement on Form S-3 with exhibits thereto (the "Registration Statement") filed by the Company under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, relating to the registration of 1,707,850 shares (the "Shares") of common stock, par value $.01 per share, of the Company. All of the Shares are issuable upon the exercise of options (the "Options") and the conversion of a convertible note (the "Convertible Note") or have been issued to the Celgene Corporation 401(k) Plan (the "Plan") and may be offered for sale for the benefit of the selling stockholders named in the Registration Statement. We understand that the Shares are to be sold from time to time as described in the section entitled "Plan of Distribution" in the Registration Statement.

     As such counsel, we have participated in the preparation of the Registration Statement and have reviewed the corporate minutes relating to the issuance of the Shares pursuant to the Plan and have also examined and relied upon originals or copies, certified or otherwise authenticated to our satisfaction, of all such corporate records, documents, agreements, and instruments relating to the Company, and certificates of public officials and of representatives of the Company.

     Based upon, and subject to, the foregoing, we are of the opinion, assuming no change in the applicable law or pertinent facts, that (i) the Shares, when issued in accordance with the terms of the Options or the Convertible Note, as the case may be, will be duly authorized, validly issued, fully paid, and non-assessable and (ii) the Shares issued to the Celgene Corporation 401(k) Plan have been duly authorized, validly issued, fully paid and non-assessable.

     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.


                                                     Very truly yours,


                                                     /s/ Proskauer Rose LLP

EXHIBIT 23.1


CONSENT OF INDEPENDENT AUDITORS


The Board of Directors Celgene Corporation:

We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "EXPERTS" in the prospectus.


                                                    /s/KPMG LLP

Short Hills, New Jersey
December 28, 1999




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